
Mail Stop 3720

August 1, 2006

Via U.S. Mail and Fax (210.822.2299)
Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

   RE: Clear Channel Communications, Inc.
     Form 10-K for the fiscal year ended December 31, 2005
     Filed March 10, 2006

     Form 10-Q for the quarterly period ended March 31, 2006

     File No. 1- 09645

Dear Mr. Mays:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 58

1. Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 – 13 of SFAS No. 95.

Note A – Summary of Significant Accounting Policies

Intangible Assets, page 62

2. We note that you utilize an outside valuation expertise to fair value your intangible assets. While you are not required to make reference to the outside expert, when you do you should disclose the name of the expert. If you decide to delete your reference to the outside valuation, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Stock-based Compensation, page 65

3. Please tell us and disclose why the pro forma stock compensation expense is a credit in 2005.

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 91

4. We note your disclosure that "Subsequent to our evaluation, there were no *significant* changes in internal controls or other factors that could significantly affect these internal controls." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and revise to provide the disclosure required by Item 308(c) of Regulation S-K.

Form 10-Q for the period ended March 31, 2006

5. Please comply with all of the above comments as applicable.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director